February 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Jennie Beysolow

Jennifer Lopez Molina

Keira Nakada

Angela Lumley

Re:	Optimus Healthcare Services, Inc.

Registration Statement on Form S-1

Filed December 22, 2021

File No. 333-261849

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Optimus Healthcare Services, Inc., a Florida corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 20, 2022 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 filed with the Commission on December 22, 2021 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Registration Statement of Form S-1 Cover Page

1.	We note your disclosure in the Risk Factors that “[y]our executive officers and directors have the ability to significantly influence matters submitted to [y]our stockholders for approval.” Please clearly state in your prospectus cover page, Summary of Risks and Risk Factors that your executive officers will be able to exercise significant influence over all matters requiring shareholder approval following the offering and disclose their percentage of voting power.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

Risk Factors, page 8

2.	Please include appropriate risk factor disclosure addressing any conflicts of interest involving your executive officers and/or directors. For instance, we note your disclosure on page 31 that your chief executive officer, Mr. Marc Wiener owns and controls Vaccination Rx, an entity which the Company has agreed to acquire for 250,000 shares of the Company’s common stock and $350,000. Please address any risks investors should consider in light of Mr. Wiener’s position and include appropriate disclosure in the Management section, or tell us why you are not required to do so.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

3.	Please revise to include a separate risk factor describing your capital structure, including the different authorized classes of common stock, and explaining the nature of the disparate voting rights, including the number of votes per share to which each class is entitled. Please also add disclosure on your prospectus cover page discussing the disparate voting rights of your Series A and Series B Preferred Stock.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

To service our indebtedness and other obligations, we will require a significant amount of cash., page 9

4.	To provide additional context for investors, please expand your discussion here and in your Liquidity and Capital Resources section to disclose the amount of cash you have on hand as of a recent date, quantify your indebtedness and provide an estimate of the amount of money needed to accomplish your goals over the next twelve months. Also disclose the estimated amount of fees and expenses that the company has agreed to bear in connection with the registration of the shares for the selling stockholders.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations PainScript, page 23

5.	Please briefly describe the underlying assumptions of the “market research” you state is the basis for your beliefs regarding chronic pain patients, including that there are 23 million chronic severe pain patients and approximately 18 – 20 million chronic pain patients currently in treatment; and that there are approximately 7-10.5 million patients with substance use disorder of which approximately 1-2 million are currently in treatment.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

Recent Development, page 24

6.	Please discuss any conditions, material affects and risks to the Company in connection with the March 25, 2001 agreement between Optimus Health and Painscript, involving an exchange for an aggregate of 2,000,000 shares of the Company’s common stock, including shares issuable upon satisfaction of certain milestones. For example, please discuss the milestones, quantify the number of shares that may be issued upon satisfaction of such milestones and discuss the time period covered by this agreement. To the extent material, please also file the agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment. The Company further acknowledges that the agreement related to this transaction was previously filed as Exhibit 2.3 to the Registration Statement.

Results of Operations, page 25

7.	Please expand your discussion to provide a quantified analysis of the significant drivers of the material changes in gross margin.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

Liquidity and Capital Resources, page 27

8.	Please revise here, in your Prospectus Summary and Risk Factors, to highlight the auditor’s explanatory paragraph regarding your ability to continue as a going concern. Your disclosures should describe the potential consequences to your business if you are unable to raise additional financing. As a related matter, disclose here an estimate of the financing required to continue your operations for the next twelve months, including description and quantification of your material cash requirements and describe specific plans management has evaluated or implemented, including the “cost saving efforts,” to raise necessary financing for future operations, including timing. For further guidance on the discussion of liquidity and capital resources refer to Securities Act Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

Management, page 37

9.	Please revise your disclosure to more specifically describe your officers’ and directors’ principal occupations and employment during the past five years. For example, please clarify the business experience and dates of employment for Chief Executive Officer, Marc Wiener and your President, Dan Cohen. Please refer to Item 401(e) of Regulation S- K.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

Executive Compensation, page 39

10.	We note your disclosure that “As of December 31, 2020, we did not pay any compensation to our Named Executive Officers.” Please revise your disclosure to provide executive compensation information for your most recent completed fiscal year. Refer to Item 402 of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

Plan of Distribution, page 47

11.	We note your statement on page 47 regarding Plan of Distribution that “[t]he Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales” and your disclosure on page 20 that “Rule 144 is not currently available to [you].” In this regard, we note that you were previously a shell company. As Rule 144 is not available to you, each of the selling stockholders is considered an underwriter. See SEC Release 33-8869 (2007). Please revise your disclosure here, and in your prospectus cover page, to indicate that the selling shareholders “are” underwriters and clarify that the shares will be sold at a fixed price for the duration of the offering. In this regard, we note your disclosure that your shares will be sold “at a fixed price of $1.50 per share until [y]our common stock is listed or quoted on an established public trading market.”

Response

We note the Staff’s comment and we respectfully submit that the proposed resale of shares of the Company’s common stock by the Selling Stockholders as contemplated in the Registration Statement is not an indirect primary offering and is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415 (a)(1)(i) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering on a continuous or delayed basis in the future provided, among other things, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant, or a person of which the registrant is a subsidiary. With regard to the Registration Statement, neither the Company nor any subsidiary of the Company is offering securities under the Registration Statement and, the Company is not a subsidiary itself nor is the offering being made on behalf of the Company. In addition, the Company was not a “shell” company at the time the securities were sold to the Selling Stockholders.

In further consideration of this comment, we have reviewed and, specifically, the reference to Compliance and Disclosure Interpretation Question 612.09 (“C&DI 612.09”), and considered the six enumerated factors contained therein and offer the following discussion:

Background:

On May 23, 2021, through a bona fide private placement, the Company entered into a Securities Purchase Agreement with the Selling Stockholders pursuant to which the Company issued convertible notes in an aggregate principal amount of $2,200,000 for an aggregate purchase price of $2 million (collectively, the “Notes”). In connection with the issuance of the Notes, the Company issued to the Selling Shareholders warrants to purchase an aggregate of 165,000 shares of common stock (collectively, the “Warrants”) and 1,727,859 shares of common stock (the “PIPE Financing”). The PIPE Financing was effected as a private placement exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) and Rule 506 of Regulation D thereunder.

The shares to be registered for resale under the Registration Statement amount to up to 4,092,859 shares of our common stock, which includes 2,200,000 shares of our common stock issuable upon the conversion of the Notes, 165,000 shares of our common stock issuable upon the exercise of Warrants (collectively, the “Registration Shares”).

In connection with the PIPE Financing, the Selling Stockholders entered into a Securities Purchase Agreement in which, among other things, the Selling Stockholders made customary investment and private placement representations to the Company, including that each such Selling Stockholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the Registration Shares for the Selling Stockholder’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and such Selling Stockholder had no intention of selling, granting any participation in, or otherwise distributing the Registration Shares, (iii) would not sell or otherwise dispose of any of the securities, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment, and (v) was able to bear the economic risk of an investment in the securities and able to afford a complete loss of such investment.

In addition, the Company granted certain customary registration rights to each Selling Stockholder in connection with the PIPE Financing by virtue of a Registration Rights Agreement executed by each Selling Stockholder pursuant to which the Registration Statement was filed.

Factor 1: How Long the Selling Stockholders Have Held the Shares.

The Selling Stockholders have held the Registration Shares as of May 23, 2021, the closing date of the PIPE Financing under which the Selling Stockholders acquired such securities. This holding period demonstrates that the Selling Stockholders acquired the Registration Shares for investment, do not have intent to distribute the Registration Shares on behalf of the Company, and are not acting as underwriters.

Compliance and Disclosure Interpretations Question 116.19 (the “C&DI 116.19”) setting forth the Staff’s views with regard to private placements in public equity provides, in pertinent part, that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(a)(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

Additionally, C&DI 116.19 provides that the investor must be irrevocably bound to purchase a set number of shares at a set price at the time of the effectiveness of the registration statement or thereafter.

Under the circumstances presented, the Selling Stockholders have already purchased and own the securities in question and are at market risk. C&DI 116.19 also indicates that a valid secondary offering could occur immediately following the closing of the private placement and does not provide for a mandatory holding period required for a PIPE transaction to be followed by a valid secondary offering. We submit that the already established holding period of the Selling Stockholders demonstrates a valid secondary offering.

At the time of the purchase of the Company’s securities in the PIPE Financing, the Selling Stockholders appreciated that the market for the Company’s common stock was not sufficiently liquid to accommodate sales of a significant portion of the Registration Shares. Trading volume in the Company’s common stock is very limited given that the shares are not listed on a national securities exchange, further reflecting the market risk and limited ability to sell the common stock. Finally, based on the size of the Selling Stockholders’ respective investments, it is unlikely that any of them would consider selling their Registration Shares unless there was sufficient liquidity at a trading price substantially above their respective investment amounts, which has not been the case.

Factor 2: Circumstances under which the Selling Stockholders Acquired Their Shares.

As described above under “Background,” the Selling Stockholders acquired the Registration Shares in the PIPE Financing, which is a bona fide private placement transaction conducted pursuant to an exemption from registration under Section 4(a)(2) and Rule 506 of Regulation D of the Securities Act.

The Securities Purchase Agreement contains, among other things, customary investment and private placement representations of the Selling Stockholders to the Company.

Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of the Selling Stockholders have or will take place if the Registration Statement is declared effective.

Factor 3: The Selling Stockholders’ Relationship to the Company.

Based upon information supplied to the Company by the Selling Stockholders, the Selling Stockholders are private investment funds purchasing securities for their own accounts and not with a view to resale or distribution. The Company does not have an underwriting relationship with any of the Selling Stockholders or any contractual, legal or other relationship that would control the timing, nature and amount of resales of the Registration Shares following the effectiveness of the Registration Statement or even whether the Registration Shares are resold at all under the Registration Statement. To the Company’s knowledge, at no time has any Selling Stockholder been affiliated with or acted as securities broker-dealers or representatives thereof. Further, as noted above, each of the Selling Stockholders represented to the Company that they were acquiring the securities for their own accounts and not with a view to resale or distribution.

The registration rights granted to the Selling Stockholders under the Registration Rights Agreement entered into in connection with the PIPE Financing are traditional registration rights and are not indicative of any desire of the Selling Stockholders to sell or distribute the common stock on behalf of the Company, or at all. The Selling Stockholders negotiated for the customary registration rights set forth in the Registration Rights Agreements for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. In addition, the Selling Stockholders are responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers they engage to assist in selling any securities, as applicable.

To the extent that the Selling Stockholders sell their Registration Shares, the Selling Stockholders will retain all proceeds from the sale pursuant to the Registration Statement and the Company will not receive any of the proceeds from any resale of the Registration Shares.

Factor 4: The Amount of Registration Shares Involved.

The Company is seeking to register 4,092,859 Registration Shares for resale, which is approximately 29% of the non-affiliate float. While the number of shares being registered may remain a factor considered by the Staff in determining whether an offering should be deemed to be a primary or secondary offering, we submit that undue weight on this factor is inconsistent with C&DI 612.09 which, in adherence to the Staff’s prior positions, continues to enumerate six factors for consideration.

We submit that emphasis solely on the number of shares being registered in relation to the shares outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged this by accepting, as valid, many secondary offerings where a significant number of shares are being registered but the facts do not otherwise demonstrate that the selling stockholders are acting as conduits for the issuer to effect a primary offering.

Notwithstanding the number of shares being registered, the other factors discussed in this response letter such as the Selling Stockholders’ investment intent and the circumstances under which the Selling Stockholders acquired their securities support the position that the offering is correctly characterized as a secondary offering. In fact, none of the circumstances of the offering indicate that the Selling Stockholders are reselling the Registration Shares on behalf of the Company. The duration of the Selling Stockholders’ investment in the Registration Shares demonstrates investment intent. The Selling Stockholders did not acquire the Registration Shares under circumstances that would indicate that such persons or entities were receiving compensation from the Company in connection with the resale of the Registration Shares or that the Company had any financial interest in the resale of the Registration Shares. Additionally, as noted above, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, as explained below, to the Company’s knowledge, the Selling Stockholders are not in the business of underwriting securities. In light of these circumstances, we submit that the number of Registration Shares being registered for resale should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

We note further that, even if the number of shares being registered were given disparate weight over the other factors to be considered, we submit that the offering should not raise concerns about a primary offering being made due to the extremely limited trading activity in the Company’s common stock which will limit the ability to sell pursuant to the Registration Statement.

Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities.

As noted above, based upon information supplied to the Company by the Selling Stockholders, the Selling Stockholders are comprised of private investment funds. To the Company’s knowledge, none of the Selling Stockholders is in the business of underwriting securities. Additionally, the issuance of Registration Shares covered by the Registration Statement upon the conversion and/or exercise of the securities acquired by the Selling Stockholders from the Company was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders’ ability to resell the shares.

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities. Indeed, pursuant to the SPA, each Investor represented and warranted that it was purchasing its Securities for its own account and did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Securities, and also that it acquired the Securities thereunder in the ordinary course of its business. There is no evidence to suggest that any of those representations were false.

Factor 6: Whether under All the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Company.

As noted above, the Selling Stockholders acquired the securities exercisable into the Registration Shares in a bona fide private placement transaction in which they made customary investment and private placement representations to the Company. Since the closing of the PIPE Financing, the Selling Stockholders have borne the full economic risk of ownership of the securities purchased and likely will continue to do so for a significant period of time given the extremely limited trading activity of the common stock.

To the Company’s knowledge, the Selling Stockholders are not involved in the business of underwriting securities and have no underwriting or similar relationships with the Company. None of the Selling Stockholders is acting on behalf of the Company with respect to the Registration Shares being registered for resale under the Registration Statement and the Company will receive no portion of the proceeds from any Selling Stockholder’s sale of Registration Shares. Each Selling Stockholder has represented to the Company that it was acquiring the securities acquired for its own account and not with a view to or for distributing or reselling the securities in violation of the Securities Act. Notably, the amount of Registration Shares could not readily be sold in a market as illiquid as that for the Company’s common stock.

For the reasons described above, we respectfully submit that the Selling Stockholders are not acting as underwriters on behalf of, or as a conduit for, the Company.

Conclusion

We acknowledge the Staff’s guidance and respectfully submit that, based on the foregoing, the proposed resale of the Registration Shares by the Selling Stockholders, including shares issuable upon conversion of the Notes and exercise of the warrants acquired by them as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) and as such, the Selling Shareholders should not be deemed to be underwriters under the Securities Act.

Description of Securities, page 49

12.	In light of your disparate voting rights, please revise your disclosure as follows:

●	Please disclose the percentage of outstanding shares the Series A and Series B preferred stock shareholders must maintain to continue to control the outcome of matters submitted to shareholders for approval.

●	Please also disclose that your capital structure may have anti-takeover effects preventing a change in control transaction that Series A and Series B preferred stock shareholders might consider in their best interest.

●	Further, please disclose your controlling shareholder(s)’ ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.

●	In addition, please disclose that future issuances of Series A and Series B preferred shares may be dilutive to common stock shareholders.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with most of the Staff’s comment however a vast majority of the series A preferred holders have converted their shares of preferred stock to common stock in recent weeks and as such the series A and series B preferred stock collectively do not convert into a sufficient number of shares to have any ability to control outcomes of matters submitted to shareholders. As such, the Registration Statement has not been updated to reflect this comment.

Notes to Unaudited Consolidated Financial Statements for the Quarterly Period Ended September 30, 2021

5. Reverse merger, page F-11

13.	We note from your disclosure that on September 1, 2021, Optimus exchanged $425,000 of debt it had loaned to CRAAC for 425,000 shares of CRAAC stock which increased your ownership percentage of CRAAC from 51% to 99.88%. Please tell us how you accounted for the increase in your ownership of CRAAC and how the reduction in non-controlling interest is reflected in your consolidated statement of changes in stockholders’ equity. Please refer to the guidance in ASC 810-10-50-1d.

Response

The Company acknowledges the Staff’s comment and advises the staff that the reporting of the change in ownership as it relates to the noncontrolling interest has been revised in the financial statements for the period ended September 30, 2021 pursuant to the guidance in ASC 810-10-50-1d.

6. Business acquisition, page F-12

14.	Please tell us how you considered the guidance in Rule 3-05 of Regulation S-X as it relates to providing the financial statements of AdhereRx.

Response

The Company acknowledges the Staff’s comment and advises the staff that at the time of the acquisition of AdhereRx, a review was performed to determine if financial statements were required to be provided pursuant to Rule3-05 of Regulation S-X. Pursuant to the related tests, the assets test was the most significant at 13.4%. Therefore, the Company does not believe financial statements or proforma financial information is required under the applicable rules.

15.	Please disclose the qualitative description of the factors that make up the goodwill recognized in the AdhereRx acquisition. Please refer to the guidance in ASC 805-30-50- 1a.

Response

The Company acknowledges the Staff’s comments and advises the Staff that in reviewing the guidance in ASC 805-30-50-1a and ASC 805-20-25-10, the Company has recharacterized the intangible asset acquired in the business combination with AdhereRx as software development costs.

16.	We note from the disclosure on page 2 that PainScript is a telehealth company that leverages a telehealth and compliance technology software-as-a-service platform. Please tell us how you considered the guidance in ASC 805-20-25-10 in your purchase price allocation.

Response

The Company acknowledges the Staff’s comments and advises the Staff that in reviewing the guidance in ASC 805-20-25-10, the Company has recharacterized the intangible asset acquired in the business combination with AdhereRx as software development costs.

17.	We note your disclosure that on March 25, 2021, you acquired 100% of the outstanding equity interests in Adherx Corporation in exchange for an aggregate of 2,000,000 shares of the Company’s common stock, including shares issuable upon satisfaction of certain milestones. Please tell us how you considered the guidance in ASC 805-30-25-5 as it relates the shares that will be issued upon satisfaction of certain milestones.

Response

The Company acknowledges the staff’s comment and advises the staff that the acquisition-date fair value of the contingent consideration was determined and included in the total consideration pursuant to the guidance contained within ASC 805-30-25-5.

13. Convertible Notes Payable, page F-15

18.	Please disclose the method you utilized to value the financial instruments issued with the convertible note and to allocate the convertible note proceed to them. Please cite the specific authoritative literature you utilized to support your accounting treatment.

Response

The Company acknowledges the staff’s comments and advises the staff that additional disclosure has been added to note 16 of the financial statements for the period ended September 30, 2021 to disclose the method utilized to value the convertible notes allocate the proceeds from the notes.

19.	It appears from the disclosure here that the company recorded a beneficial conversion feature of $982,547 related to the convertible notes payable issued in May 2021. This appears to be inconsistent with the disclosure on page F-10 which states the company does not have any BCFs. Please clarify or revise.

Response

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure in Note 2 of the financial statements for the unaudited period ended September 30, 2021 to include the existence of BCFs.

Consolidated Balance Sheets for the Fiscal Year Ended December 31, 2020, page F-18

20.	Please tell us why you present negative balance in “additional paid in capital.”

Response

The Company acknowledges the Staff’s comment and advises the Staff that the financial statements for the year ended December 31, 2020 and the unaudited period ended September 30, 2021 have been revise to correct the reporting of the additional paid in capital as of January 1, 2020.

Notes to Consolidated Financial Statements

1. Nature of operations, page F-22

21.	We note your disclosure that on December 28, 2020, you acquired 100% of the outstanding equity interests in Optimus Healthcare Services, Inc., a Delaware corporation, which owns 51% of Clinical Research Alliance Acquisition Corp., which owns 100% of the outstanding equity interests in Clinical Research Alliance, Inc.. Please tell us the following:

●	When was Optimus Healthcare Services, Inc. incorporated and what were the operations of this entity prior to the December 28, 2020 acquisition.

●	When did Optimus Healthcare Services, Inc. acquire a 51% interest in Clinical Research Alliance Acquisition Corp. and how was this transaction accounted for. Please cite the specific authoritative literature you utilized to support your accounting treatment.

●	We note from the disclosure on page 3 that on November 25, 2020, Clinical Research Alliance Acquisition Corp. acquired 100% of the outstanding equity interests in Clinical Research Alliance, Inc.. Please tell us how this transaction was accounted for and cite the specific authoritative literature you utilized to support your accounting treatment.

Response

The Company acknowledges the Staff’s comment and advises the Staff that Clinical Research Alliance Acquisition Corp (incorporated on November 6, 2020 in the State of Delaware) acquired 100% of Clinical Research Alliance, Inc. on November 25, 2020. Optimus Healthcare Services Inc (incorporated in the State of Delaware on July 9, 2020) had no operations from the date of incorporation through November 6, 2020 the date it acquired 51% of Clinical Research Alliance Acquisition Corp. The registrant (Optimus Healthcare Services Inc, a Florida corporation) then acquired Optimus Delaware on December 28, 2020. Trip to add literature guidance and accounting

2. Summary of Significant Accounting Policies Revenue recognition, page F-23

22.	Please disclose your revenue recognition policy for each type of revenues you generate and expect to generate in the near future. In addition, please provide the disclosures required in ASC 606-10-50.

Response

The Company acknowledges the Staff’s comment and advises the Staff that additional disclosure has been added to note 2 of the financial statements for the period ended September 30, 2021 to provide the revenue recognition policies for both of its current or near-future revenue streams.

Recent Accounting Pronouncements, page F-26

23.	We note your disclosure here that the company has adopted ASC 842 effective January 1, 2019 and currently has no leases. This appears to be inconsistent with the disclosure on page 36 that states the company has a seven year lease for office space. Please clarify or revise to provide the disclosures required under ASC 842.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the financial statements for the year ended December 31, 2020 and the unaudited financial statements for the period ended September 30, 2021 have been revised to reflect the reporting of the lease per ASC 842.

4. Going Concern, page F-27

24.	Please clearly state whether there is a substantial doubt about your ability to continue as a going concern within one year of the financial statements. Please refer to the guidance in ASC 205-40-50-13.

Response

The Company acknowledges the Staff’s comment and advises the Staff that additional disclosure has been made that more clearly discloses its ability to continue as a going concern pursuant to ASC 205-40-50-13. These disclosures have been added to Note 5 of the financial statements for both the financial statements for the year ended December 31, 2020 and for the financial statements for the unaudited period ended September 30, 2021.

Item 16. Exhibits and Financial Statements Schedules, page II-4

25.	Please obtain and file a letter from your independent accountant that acknowledges awareness of their review report on unaudited interim financial information in your registration statement. Refer to Item 601(B)(15) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the review letter has not been included in the Registration Statement for the updated financials included therein.

General

26.	Please expand your disclosure in the Prospectus Summary, Risk Factor, and elsewhere as appropriate, as you do in your Results of Operation, to discuss the material effects that COVID-19 has had on your results of performance and operations. Specifically, please revise these sections to expand and quantify your disclosure. As examples only, quantify the “[s]ignificant reductions in demand,” the impact that the inability to meet consumers’ and customers’ needs and supply disruptions had on your business, and the failure to achieve costs targets in 2020 as compared to appropriate periods. Also, discuss any known trends that are reasonably likely to have a material impact on your operating results in future periods. Please refer to CF Disclosure Guidance: Topic No. 9, which is available on our website.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

27.	We note references to your PPP loan throughout your registration statement. Please describe the material terms of the PPP loan, including quantifying the amounts received under this program, the requirements for loan forgiveness and whether you expect to meet such requirements. Also, please revise your risk factor section to disclose any associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated in accordance with the Staff’s comment.

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If you have any further comments and/or questions, please contact the undersigned at (516) 806-4201 or Richard Friedman, Esq. or Stephen Cohen, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Marc Wiener
Marc Wiener
Chief Executive Officer